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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  Myogen, Inc.
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    62856E104
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                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

     This statement relates to the Common Stock, $0.001 par value of Myogen, Inc. (the "Issuer") having its principal executive office at 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021.

Item 2. Identity and Background.
        -----------------------

     This statement is being filed by New Enterprise Associates 9, Limited Partnership ("NEA 9"); New Enterprise Associates 10, Limited Partnership ("NEA 10") and NEA Presidents' Fund, L.P. ("Presidents Fund"), (NEA 9, NEA 10 and Presidents Fund are collectively referred to as the "Funds"); NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10; NEA General Partners, L.P. ("NEA General Partners"), which is the sole general partner of Presidents Fund, (NEA Partners 9, NEA Partners 10 and NEA General Partners are collectively referred to as the "GPLPs"); M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra") Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor" and together with Barrett, Barris, Kramlich, Morris, Nehra, Newhall, Perry and Sandell, the "General Partners"). Barris, Kramlich, Morris, Nehra, Newhall and Perry are individual general partners of NEA Partners 9. Barrett, Barris, Kramlich, Morris, Newhall, Perry, Sandell and Trainor are individual general partners of NEA Partners 10. Barris, Kramlich, Nehra, Newhall and Perry are individual general partners of NEA General Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     The address of the principal business office of NEA 9, NEA Partners 9, NEA 10, NEA Partners 10, Presidents Fund, NEA General Partners, Barrett, Nehra, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

     The principal business of NEA 9, NEA 10 and Presidents Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of NEA General Partners is to act as the sole general partner of Presidents Fund. The principal business of each of the General Partners is to act as a general partner of NEA Partners 9, NEA Partners 10 and NEA General Partners and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Funds and the GPLPs is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Not applicable.

Item 4. Purpose of Transaction.
        ----------------------

     Not applicable.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) Not applicable.

     (b) Regarding the number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

              Not applicable.

          (ii) shared power to vote or to direct the vote:

              Not applicable.

          (iii) sole power to dispose or to direct the disposition:

              Not applicable.

          (iv) shared power to dispose or to direct the disposition:

              Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Each of the Reporting Persons ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock as of December 28, 2005.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2006

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                   *
     ---------------------------------------
     Charles W. Newhall III, General Partner

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                     *
     -----------------------------------------
       Charles W. Newhall III, General Partner

NEA PRESIDENTS' FUND, L.P.

By:     NEA GENERAL PARTNERS, L.P.


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner

NEA GENERAL PARTNERS, L.P.


By:                   *
     ---------------------------------------
     Charles W. Newhall III, General Partner



        *
-----------------------------
M. James Barrett

        *
-----------------------------
Peter J. Barris


        *
-----------------------------
C. Richard Kramlich


        *
-----------------------------
Peter T. Morris


        *
-----------------------------
John M. Nehra


        *
-----------------------------
Charles W. Newhall III


        *
-----------------------------
Mark W. Perry


        *
-----------------------------
Scott D. Sandell


        *
-----------------------------
Eugene A. Trainor III



                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact

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This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron pursuant to
Powers of Attorney which were filed with the Securities and Exchange Commission on September 16, 2005 in connection with Amendment No. 1 to Schedule 13D for Myogen, Inc., which Powers of Attorney are incorporated herein by reference.

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Myogen, Inc.

     EXECUTED as a sealed instrument this 9th day of January, 2006.


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:  NEA PARTNERS 9, LIMITED PARTNERSHIP


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                   *
     ---------------------------------------
     Charles W. Newhall III, General Partner


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                   *
     ---------------------------------------
     Charles W. Newhall III, General Partner


NEA PRESIDENTS' FUND, L.P.

By:  NEA GENERAL PARTNERS, L.P.


     By:                   *
          ---------------------------------------
          Charles W. Newhall III, General Partner

NEA GENERAL PARTNERS, L.P.


By:                   *
     ---------------------------------------
     Charles W. Newhall III, General Partner



        *
-----------------------------
M. James Barrett


        *
-----------------------------
Peter J. Barris


        *
-----------------------------
C. Richard Kramlich


        *
-----------------------------
Peter T. Morris


        *
-----------------------------
John M. Nehra


        *
-----------------------------
Charles W. Newhall III


        *
-----------------------------
Mark W. Perry


        *
-----------------------------
Scott D. Sandell


        *
-----------------------------
Eugene A. Trainor III


                                       *By: /s/ Louis S. Citron
                                            -----------------------------------
                                            Louis S. Citron as Attorney-in-Fact

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This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron pursuant to
Powers of

Attorney which were filed with the Securities and Exchange Commission on September 16, 2005 in connection with Amendment No. 1 to Schedule 13D for Myogen, Inc., which Powers of Attorney are incorporated herein by reference.